UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

SPIRENT plc

(Translation of registrant’s name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS

(Registrant)

Date: 25 February, 2004

By	/S/ Luke Thomas

(Signature)

828 – 25 February 2004

SPIRENT PLC

PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2003

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announced its preliminary results for the year to 31 December 2003.

Summary of 2003 Results

£ million	First half (1) 2003	Second half 2003	2003	2002(1)
Turnover	229.2	237.0	466.2	558.9
Operating profit(2)	15.4	20.6	36.0	50.4
Profit before taxation(3)	13.1	16.9	30.0	46.0
Earnings per share(4)(pence)	1.02	1.29	2.31	3.36

•	Due to a modest increase in activity levels, turnover and operating profit(2) in the second half of 2003 were up over the first half by 3 per cent and 34 per cent, respectively.

•	Free cash flow(5), before the cash cost of exceptional items, improved to £62.8 million compared with £44.1 million in 2002 due to a strong focus on cash management.

•	Cash generation and proceeds from divestments resulted in significantly reduced net debt of £57.5 million at the year end compared with £161.8 million at the end of 2002.

•	We maintained our commitment to product development, investing £66.0 million or 14 per cent of turnover this year (2002 £77.7 million and 14 per cent).

•	In the Communications group, second half turnover and operating profit were up 5 per cent and 71 per cent, respectively, over the first half of 2003 reflecting modestly improved levels of activity.

•	The Network Products and Systems groups both delivered increases in turnover and operating profit over 2002.

•	Reported profit before taxation was £0.3 million for 2003 compared with a loss of £1,023.4[1] million in 2002.

Notes

1	Results for 2002 and the first half of 2003 have been restated to reflect the effect of adopting Financial Reporting Standard 17 ‘Retirement Benefits’ and Urgent Issues Task Force Abstract 38 ‘Accounting for ESOP Trusts’. Had the prior year’s accounting policy applied in 2003, operating profit would have been £2.1 million lower and profit before taxation £0.6 million lower.
2	Before goodwill amortisation and operating exceptional items of £9.7 million (2002 £56.1 million) and £7.5 million (2002 £964.9 million), respectively.
3	Before goodwill amortisation and operating exceptional items as above, non-operating exceptional items of £3.6 million profit (2002 £48.4 million loss) and an exceptional interest expense of £16.1 million (2002 nil).
4	Earnings per share is based on headline earnings as set out in note 3 to the Preliminary Report.
5	Cash flow before acquisitions, disposals, equity dividends and financing.

Commenting on the results, Nicholas Brookes, Chief Executive, said:

“The improved performance in the second half of 2003 reflects a modest increase in trading activity in the latter part of the year as well as our actions to reduce costs. We have strengthened substantially our financial position during the year due to our emphasis on cash management and the proceeds from disposals. We have invested in the expansion of our Communications group’s product portfolio. This has enabled us to respond to our customers’ needs, as their spending increasingly turns from legacy networks to next-generation technologies. Our Network Products and Systems businesses performed well despite the generally weak market conditions worldwide.

“We have seen a satisfactory start to 2004, which may indicate the beginning of a recovery in telecoms capital spending, although we remain cautious in relation to its extent. We have positioned our Performance Analysis activities to benefit from increases in customer investment in next-generation equipment. In the Service Assurance division, performance will pick up as and when next-generation networks and services become more widely deployed. Our Network Products group is expected to benefit from any strengthening in its markets.”

- ends -

Enquiries

Nicholas Brookes, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676

Media
Jon Coles/Rupert Young	Brunswick	+44 (0)20 7404 5959

About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “should,” “may,” “assume” and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the effects of competition on our business; the extent of recovery in telecoms capital spending; our ability to develop and commercialise new products and services and realise product synergies; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products and remain competitive; our ability to improve efficiency and adapt to economic changes and other changes in demand; changes in the business, financial condition or prospects of one or more of our major customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in exchange rate or market conditions in the markets in which we participate or in general economic or political conditions; and other risks described from time to time in Spirent plc’s Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

PRELIMINARY REPORT FOR THE YEAR TO 31 DECEMBER 2003

Operating profit, return on sales and headline earnings per share are used by the Group as key measures of operating performance and are stated before the effect of goodwill amortisation and exceptional items so that period on period comparisons are not distorted. Free cash flow, cash flow before acquisitions, disposals, equity dividends and financing, is also a key measure.

Results for 2002 and the first half of 2003 have been restated to reflect the effect of adopting Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’ and Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for ESOP Trusts’.

CHIEF EXECUTIVE’S OPERATING REVIEW

Overview

Our results for the year were affected by the challenging conditions in the global telecoms market and the generally weak market conditions worldwide with turnover of £466.2 million and operating profit of £36.0 million down 17 per cent and 29 per cent, respectively, compared with 2002. However our performance in the second half of 2003 saw a sequential increase in both turnover and operating profit over the first half reflecting a modest increase in activity levels. Due to a strong focus on cash management we generated £62.8 million of free cash before the cash cost of exceptional items. Net debt has been significantly reduced to £57.5 million at the year end compared with £161.8 million at the end of 2002 through cash generated by the businesses and the proceeds from the sale of the WAGO joint venture. We have maintained our commitment to product development, investing £66.0 million or 14 per cent of turnover in 2003 (2002 £77.7 million and 14 per cent).

Review of Operations

Communications

£ million	First half 2003	Second half 2003	2003	2002	Annual change %
Turnover
Performance Analysis	71.3	77.4	148.7	184.0	(19)
Service Assurance	46.2	45.5	91.7	131.4	(30)

	117.5	122.9	240.4	315.4	(24)
Operating profit
Performance Analysis	0.5	3.9	4.4	10.0	(56)
Service Assurance	4.6	4.8	9.4	20.8	(55)

	5.1	8.7	13.8	30.8	(55)
Return on sales (per cent)
Performance Analysis	0.7	5.0	3.0	5.4
Service Assurance	10.0	10.5	10.3	15.8
Communications group	4.3	7.1	5.7	9.8

The results for the Communications group for 2002 and the first half of 2003 have been restated to reflect the transfer of our field test activities from the Performance Analysis to the Service Assurance division.

As anticipated, the telecoms market remained challenging throughout 2003. Spirent Communications’ turnover was down 24 per cent compared with 2002, but turnover for the second half of 2003 was up 5 per cent sequentially compared with the first half due to modestly improved levels of activity. Compared with 2002, operating profit for 2003 was down 55 per cent, however operating profit in the second half of 2003 improved by 71 per cent sequentially over the first half. Return on sales for the group for 2003 reduced to 5.7 per cent from 9.8 per cent in 2002.

2003 saw further reductions in capital spending of some 20 per cent by our network equipment manufacturer (NEM) and network service provider (NSP) customers. Against this background we have been able to maintain our market position by providing customers with the products and services they need to support the development of next-generation equipment and packet-based services and by enabling them to deploy and assure these technologies more economically and efficiently. Quarterly order intake in the Performance Analysis division has increased sequentially since the first half reflecting the modest improvement in activity levels and the normal seasonality of the business. Due to the lower levels of spending and change in ordering patterns by the US incumbent local exchange carriers (ILECs) the Service Assurance division’s order book declined from $59.2 million (£36.8 million) at the end of 2002 to $44.4 million (£25.0 million) at the end of 2003.

We have remained committed to our investment in product development throughout the industry downturn and this year was no exception with £57.8 million or 24 per cent of Spirent Communications’ turnover (2002 £66.2 million and 21 per cent) being invested to maintain our position in important next-generation technologies. Key areas where we have been investing include: broadband access technologies, such as gigabit and 10-gigabit Ethernet and digital subscriber line (DSL); voice-over-IP (VoIP); Internet Protocol version 6 (IPv6); Internet infrastructure and web security testing; and third generation (3G) wireless technologies. Our continued investment in product development resulted in the launch during the year of a number of new products which were the first of their kind or capability. We received a number of awards and industry recognition of our achievements with our AvalancheTM and ReflectorTM 2200 products and a 10-gigabit Ethernet test module being among InfoWorld magazine’s readers’ preferred products for 2003. Our field test products were also winners in the ‘Customer Delight’ category in the BT Investing in Excellence Awards 2003.

Our ‘Advanced Test Program’ continues to help maintain our position at the leading edge of technology focusing on test trials run by university and independent industry test labs and the technical media. These activities support the strength of our ‘Tested with Spirent’ designation which customers use to demonstrate that their products have been part of one of the industry’s most respected independent test programmes. Customers are increasingly demanding more consulting, training and support services due to constraints on their resources and we have responded to this need by offering a comprehensive suite of services under the ServiceEdgeTM name.

We have continued to broaden our presence internationally. 2003 saw the European launch of our web applications and security testing products as well as wireless test systems for customers who are using wideband CDMA (W-CDMA) technology for the advancement of 3G services and networks. We continued to make progress in Asia where we are associated with some of the leading telecoms technology institutes and companies.

Our strategy continues to be to advance next-generation technologies and services; to deliver integrated, easy-to-use, end-to-end customer solutions; to increase our presence internationally; and to extend our products into web service and applications testing for the enterprise sector. By remaining at the forefront of key emerging communications technologies and by leveraging the benefits of combining our test and monitoring capabilities we believe we are well placed to serve the future needs of our customers.

Performance Analysis

Our Performance Analysis division develops solutions for testing the performance, functionality and conformance to industry standards of network equipment and networks themselves. This is achieved by simulating voice and data traffic and large-scale networks and by creating real-world conditions in the laboratories of NEMs, NSPs, enterprises and government departments. By subjecting equipment and networks to impairments and stresses customers can ensure that the equipment or services they are about to launch or deploy will actually withstand real-world conditions thus reducing the commercial risks inherent in developing or adopting new products.

Due to the drop in spending by NEMs and NSPs globally during 2003, turnover in this division fell 19 per cent compared with 2002 to £148.7 million. Operating profit for 2003 was down 56 per cent compared with 2002 at £4.4 million. However our performance in the second half of 2003 showed an improvement with turnover up 9 per cent and operating profit up by £3.4 million due to a modest increase in activity levels in the latter part of the year. Return on sales for the second half recovered to 5.0 per cent, but was 3.0 per cent for the year compared with 5.4 per cent in 2002.

Our customer base for this division remains broadly spread and includes some of the largest NEMs and NSPs worldwide. We have benefited from the presence we established in China in 2002 and our increased sales and marketing efforts throughout Asia. In Europe, a continuing focus on the development and roll-out of DSL networks and services by customers helped sales of our broadband access test equipment and we saw encouraging interest in our web applications and security testing products.

While turnover for the year reduced overall we saw improvements in sales from our web applications and security testing activities and an increase in sales to the government sector. Growth in data traffic continues to drive the need for increased broadband access and our broadband access solutions continue to represent the largest part of this division’s sales. We have been able to capitalise on the trend towards VoIP and have launched several new products that are aimed at this growth area. Interest in IPv6, which provides broader address space for the next phase of the Internet, was also good this year as the technology moves closer to deployment.

In the wireless space, we are benefiting from our acquisition in 2002 of W-CDMA expertise and have built on our established reputation in CDMA-2000 where we remain a market leader in the US. During the year we launched a W-CDMA network emulator for testing the interoperability of mobile handsets and networks and a version of our successful CDMA position location test system which we plan to extend to support W-CDMA. In the CDMA sector, the ability to test applications and services has become more of a focus and we launched several products in 2003 aimed at testing the performance of mobile data services and enhanced voice services, such as ‘push-to-talk’.

Service Assurance

Our Service Assurance division provides hardware and software systems that enable NSPs to test and assure remotely the broadband leased line, DSL, wireless, optical and managed IP services they provide to residential and enterprise customers. Our products include operations support systems (OSS) software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers cut their operational costs by automating and centralising their network testing and service assurance processes, reducing the need for expensive physical intervention and mitigating against poor customer service with faster response times to problems.

We are a leading provider of monitoring systems to the US ILECs’ continuing broadband service roll-out programmes. However during the year our core customers continued to reduce their overall capital spending and as a result sales were adversely affected with turnover for the division declining 30 per cent to £91.7 million compared with £131.4 million in 2002. While we continue to be a leading supplier of monitoring systems for DSL services, systems for digital leased line services aimed at the enterprise market remain the largest part of our Service Assurance business, accounting for approximately half the sales in 2003. Operating profit of £9.4 million for 2003 was down 55 per cent for the year but was better than anticipated in the second half at £4.8 million. Return on sales for 2003 fell to 10.3 per cent from 15.8 per cent in 2002. In order to capitalise on potential synergies we have transferred our field test business into the Service Assurance division. At the end of the year actions were taken to extend our existing capabilities in the IP services sector which we believe represents an important growth opportunity.

During the year we expanded our product range with test probes and OSS for next-generation DSL variants which allow higher speed broadband access for the residential and enterprise markets. We also announced a development effort and strategic partnership with Alcatel under which Spirent’s test technology will be incorporated into Alcatel’s broadly deployed ASAM (Advanced Services Access Manager) products in North America. A number of our existing customers have announced the introduction of next-generation IP services and we have won initial orders in this market for gigabit Ethernet, managed local area network and IP virtual private network services. We intend to expand our capabilities and product functionality in this area in the future. We have also extended our product line through the launch of FieldOpTM, an operations management solution that integrates service assurance and workforce management capabilities onto a single platform for use in the field.

In order to assist customers with the integration, acceptance and operation of hardware and software sourced from various suppliers, we continue to partner with providers of other network devices and OSS to validate the interoperability of our products.

We believe there is opportunity to expand this division’s product offering internationally and we have made encouraging progress in Asia where we are currently in trials with some of the largest NSPs in the region and have already won initial orders. We continue with our marketing efforts in Europe.

Network Products

£ million	First half 2003	Second half 2003	2003	2002	Annual increase %
Turnover	85.9	88.5	174.4	164.7	6
Operating profit	8.1	8.6	16.7	15.0	11
Return on sales (per cent)	9.4	9.7	9.6	9.1

Our Network Products business provides customers with innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks under the global brand, HellermannTyton. Our ability to work closely with customers to develop value added products allows us to maintain our competitive position, gain new customers and enables us to benefit from any future recovery in our markets.

The business delivered a sound performance in 2003 with turnover up 6 per cent at £174.4 million and operating profit up 11 per cent at £16.7 million compared with 2002. Turnover in the second half of 2003 was up 3 per cent on a sequential basis which is a positive indicator given that the second half of the year is usually weaker than the first. Return on sales at 9.6 per cent in 2003 was up over the previous year.

The main improvement in turnover over 2002 came from our European automotive sales where we have increased market penetration. Sales in Japan by our associate company were strong and our South American businesses saw a recovery in turnover and continue to be profitable.

The automotive sector remains our most important with sales to this market accounting for 34 per cent of turnover in 2003 compared with 30 per cent in 2002. Despite global vehicle production declining modestly year on year, the trend to replace metal parts with plastic and the increasing complexity of electronic systems within cars has resulted in more of our products being specified on new vehicle platforms than on their predecessors.

Our range of automated systems, including Autotools, continues to generate pull-through sales of the high volume consumables required, such as cable ties and identification labels and markers. We now have a broad installed base of these systems at cable and wire harness manufacturers worldwide.

Sales of our local area network connectivity products were lower in the UK compared with 2002 reflecting the continued decline in the market but we were able to continue to increase sales in the US. The market for our broadband products remained depressed due to continuing cuts in spending by telecoms service providers worldwide.

Our focus on customer support and service is an important aspect of our success and we were delighted to be recognised as a Gold Supplier for Royal Mail who we supply via an advanced e-procurement system.

Systems

£ million	First half 2003	Second half 2003	2003	2002	Annual increase %
Turnover	21.0	25.6	46.6	43.0	8
Operating profit	2.5	3.3	5.8	4.4	32
Return on sales (per cent)	11.9	12.9	12.4	10.2

Figures in the above table relate to ongoing businesses only

On an ongoing business basis the Systems group saw an 8 per cent increase in turnover to £46.6 million and a 32 per cent increase in operating profit to £5.8 million compared with

2002. The improvement was mainly in PG Drives Technology, our power controls business. During 2003 we completed the divestment of our Aviation Information Solutions (AIS) businesses from within the Systems group’s aerospace activities for net proceeds of £3.2 million in cash.

PG Drives Technology is a leading supplier of power control systems for powered wheelchairs and mobility scooters and while we continue to experience pricing pressure in the market we have been successful in mitigating this through lower-cost designs, materials cost reductions and increased volumes. The continuing success of our established VSI systems for powered wheelchairs and our S-Drive systems for mobility scooters enabled us to increase customer penetration and win new business in the mobility vehicles market during the year.

During 2003 we also made further progress in the small industrial vehicles market, with the I-Drive and TRIO+ products launched this year being well received by customers, and we intend to make further investments to grow this part of the business.

In our aerospace business, sales of GOLDTM, a leading contractor logistics support software system to the military market, were up compared with last year largely due to increased sales to leading defence manufacturers supporting the US Air Force. The continued weak conditions in the civil aviation market affected sales of AuRATM, our ground-based maintenance, repair and overhaul software system.

Dividend

As advised last year we will not pay a dividend in respect of the year to 31 December 2003. Future dividend policy will be kept under review by the Board and will depend on the trading outlook and the availability of cash and distributable reserves. Our borrowing terms prohibit us from paying a dividend until certain financial requirements are satisfied.

The Board

In October 2003 we announced the appointment of Andrew Given as a Non-executive Director. Andrew was previously Deputy Chief Executive of Logica plc and currently serves as the Senior Independent Non-executive Director on the boards of VT Group plc and Spectris plc. We also announced the appointment of Fred D’Alessio to the Board as a Non-executive Director in January 2004. Fred has substantial experience in telecoms having spent over 30 years in the industry. Their experience of international technology companies will be of great benefit to the Group and we look forward to working with them.

Paul Cheng retired from the Board with effect from the end of 2003 and we would like to take this opportunity to thank him for his valuable contribution during his tenure as a Non-executive Director.

It was announced today that I have informed the Board of my intention to retire as Chief Executive of Spirent with effect from the end of June 2004. A formal process to find a successor is under way. Since joining the Company in 1995 I have worked to develop Spirent from a broadly based electronics group into a focused high technology company. Spirent now has three global operating groups with leading positions in their served markets. The Company has a strong management team, a highly experienced Board and is in good shape to move forward so I believe now is the right time to hand over to a successor to enable Spirent to continue along its strategic path.

Our People

In yet another challenging year our employees have made great efforts to generate sales and control costs. It is proof of our employees’ determination and commitment that we have been able to maintain our leading positions in the markets we serve. I would like to thank all our people for their contribution to these results and it is because of their continued efforts that we can look to the future with optimism.

Corporate Social Responsibility

A strong sense of corporate social responsibility (CSR) has always been part of the Spirent culture. We understand that our reputation and future success in part rest on our attitudes and responsibility to the people around us and the world in which we live and we take these responsibilities seriously. Best practice in relation to CSR is continually evolving but current trends look for annual improvements in CSR systems, monitoring and reporting and we have made progress during the year in a number of areas including the publication of our Ethics and Environmental Policies on the Spirent website.

Outlook

We have seen a satisfactory start to 2004, which may indicate the beginning of a recovery in telecoms capital spending, although we remain cautious in relation to its extent. We have positioned our Performance Analysis activities to benefit from increases in customer investment in next-generation equipment. In the Service Assurance division, performance will pick up as and when next-generation networks and services become more widely deployed. Our Network Products group is expected to benefit from any strengthening in its markets.

FINANCIAL REVIEW

Results

£ million	First half 2003	Second half 2003	2003	2002
Turnover
Ongoing businesses	224.4	237.0	461.4	523.1
Divestments	4.8	—	4.8	35.8

Group	229.2	237.0	466.2	558.9

Operating profit
Ongoing businesses	15.7	20.6	36.3	50.2
Divestments	(0.3)	—	(0.3)	0.2

Group	15.4	20.6	36.0	50.4

Return on sales (per cent)
Group	6.7	8.7	7.7	9.0

Turnover for 2003 of £466.2 million was 17 per cent lower than 2002. Turnover from ongoing businesses of £237.0 million for the second half of 2003 improved by 6 per cent over the first half reflecting modestly improved levels of activity in the latter part of the year.

Operating profit before goodwill amortisation and exceptional items was £36.0 million for the year, down 29 per cent on 2002. Operating profit for ongoing businesses for the second half of 2003 improved by 31 per cent over the first half reflecting the modest increase in activity and the effect of cost savings.

Return on sales for the year was lower at 7.7 per cent, 1.3 percentage points below 2002. Return on sales in the second half of 2003 showed an improvement over the first half of 2.0 percentage points.

In 2003 North America accounted for 56 per cent of turnover and 36 per cent of operating profit by source compared with 66 per cent and 60 per cent, respectively, in 2002. Europe accounted for 36 per cent of turnover and 60 per cent of operating profit by source compared with 28 per cent and 38 per cent, respectively, in 2002.

By market, turnover reduced in North America by £93.1 million but was maintained in Europe and Asia where, as a result, combined turnover increased from 43 per cent in 2002 to 51 per cent of the total for 2003.

The weakness of the US dollar in the second half of the year has been offset to some extent by the strength of the euro throughout 2003. The effect of currency translation for 2003 compared with 2002 was to reduce turnover by £16.6 million and operating profit by £0.2 million. In relation to profit before taxation, goodwill amortisation and exceptional items, currency translation resulted in an increase of £0.7 million as our interest costs are largely denominated in US dollars and a higher proportion of profits this year were denominated in euros.

We have used the following average exchange rates for the year, $1.64: £1 (2002 $1.51: £1) and euro 1.45: £1 (2002 euro 1.59: £1).

Product development spend for the Group for 2003 was £66.0 million, representing 14 per cent of turnover compared with £77.7 million in 2002, also 14 per cent of turnover.

Earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) was £65.3 million (2002 £84.0 million).

Net interest payable, excluding the exceptional interest expense, reduced from £12.3 million in 2002 to £9.3 million due to the reduction in net debt. A finance expense of £1.5 million has been charged as a result of the implementation of FRS 17 (see Changes in Accounting Policies below).

The Group’s effective tax rate for 2003 was 7.7 per cent compared with 18.3 per cent in 2002 being significantly reduced by a prior year adjustment of £6.0 million recognising the utilisation of losses and the release of provisions. Excluding this the effective tax rate was 27.7 per cent.

Headline earnings per share was 2.31 pence compared with 3.36 pence in 2002.

Reported profit before taxation was £0.3 million after charging exceptional items of £20.0 million compared with a loss of £1,023.4 million in 2002 after charging exceptional items of £1,013.3 million. Reported loss per share for 2003 was 0.05 pence (2002 loss 113.90 pence).

At 31 December 2003 net debt reduced significantly to £57.5 million from £161.8 million at the end of 2002 due to cash generation and the proceeds of divestments of non-core businesses. The weak US dollar benefited the net debt position on translation by £6.1 million.

At 31 December 2003 Spirent was well within its existing borrowing covenants. Net interest cover was 3.7 times (covenant ratio: greater than or equal to 2.5 times) and net debt to EBITDA was 0.96 times (covenant ratio: less than or equal to 2.25 times).

Changes in Accounting Policies

We have implemented Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’ at 31 December 2003 to bring us in line with latest UK GAAP and to move towards the adoption of International Financial Reporting Standards in 2005. Prior year amounts have been restated to reflect the change in accounting policy. Under FRS 17 profit before taxation for 2003 is £0.6 million higher than it would have been under Statement of Standard Accounting Practice (SSAP) 24. Under FRS 17 £1.5 million of the pension charge for 2003 has been classified as other finance expense. Actuarial changes are recorded in the statement of total recognised gains and losses. A pension fund liability net of deferred taxes at 31 December 2003 of £35.2 million (2002 £46.2 million) is reflected in the Group and Company balance sheets.

The Group has also implemented Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for ESOP Trusts’ which requires that the cost of own shares, previously reported as a fixed asset investment, be shown as a deduction from shareholders’ funds. A prior year adjustment has been made to reflect this change.

Exceptional Items

Operating Exceptional Items

In 2002 we took a large exceptional charge for goodwill impairment of £923.3 million which was principally in relation to the Communications group. After carrying out the appropriate valuation exercises, no further impairment charges are required in 2003.

Operating exceptional items of £7.5 million have been charged in the period and are detailed below (excluding exceptional interest and taxation):

£ million	2003	2002
Finance renegotiation costs	2.3	—
Restructuring costs	3.8	8.6
Lease provisions	(0.8)	20.2
Tangible fixed asset write-downs	2.2	3.6
Stock provisions	—	4.4
Acquisition retention bonuses	—	4.8

	7.5	41.6

Operating exceptional items include £2.3 million in respect of the renegotiation of our borrowing terms (see Financing below) and £3.8 million for the cost reduction actions within the Communications group taken mainly in the first half year. We were able to sublet two of our vacant locations and an amount of £1.8 million has been released in respect of these. Further properties were vacated in 2003 that gave rise to a charge of £1.0 million, resulting in a net release of £0.8 million for lease provisions in the year. In addition, a charge of £2.2 million has been taken for tangible fixed asset write-downs connected with the vacated space.

The cash cost of operating exceptional items was £10.9 million in 2003 (2002 £7.7 million).

Non-operating Exceptional Items

Divestments

The divestment of our interests in the WAGO joint venture and of AIS from within the Systems group resulted in a net profit of £3.6 million after charging £2.6 million of goodwill previously written off to reserves and now reinstated in accordance with FRS 10.

Interest

An exceptional interest cost of £16.1 million has been charged in 2003. This charge comprises the make-whole amount and related bank fees of £14.3 million charged and previously reported in the first half of the year, together with a further make-whole amount of £1.8 million accrued in respect of the further prepayment of loan notes in February 2004 negotiated at the end of 2003 (see Financing below).

The cash cost of the exceptional interest expense was £13.7 million in 2003.

Taxation

The exceptional tax credit of £1.7 million is in respect of the tax effect of the exceptional items in 2003. In 2002 we reported a net exceptional tax charge of £18.5 million which was principally due to the re-evaluation of the recovery of deferred tax assets under FRS 19. We continue not to recognise deferred tax assets as there is currently insufficient evidence to support recognition under accounting standards, other than in relation to the pension fund deficit in 2003.

Financing

As previously reported, in order to provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of the loan notes and syndicated bank facility were agreed in March 2003. These amendments were conditional on the divestment of our interests in the WAGO joint venture and the application of the net proceeds to partially pre-pay the loan notes. On completion of the divestment of WAGO in April 2003, £47.0 million of the loan notes were pre-paid and an associated make-whole amount of £12.5 million was paid. Following this prepayment $144.2 million of loan notes remained outstanding.

At 31 December 2003 Spirent was nil drawn on its committed bank facility of £60 million and we held £37.6 million of cash. Given the Group’s cash generation in 2003 we considered that our £60 million bank facility was in excess of our business requirements. Consequently at the end of 2003 we entered into negotiations with a small group of lending banks and agreed a £30 million, 364-day working capital facility with a six month term-out option which became effective on 18 February 2004 to replace the £60 million facility. We have applied some of our excess cash, including the net proceeds from the disposal of AIS, to make a further prepayment of the loan notes to reduce the cost of borrowing going forward. A further partial prepayment of $14.4 million (£8.1 million) of loan notes was made on 18 February 2004 and an associated make-whole amount of $3.3 million (£1.8 million) has been incurred. This amount and the costs associated with this transaction have been accrued in the 2003 financial year.

Cash Flow

£ million	First half 2003	Second half 2003	2003	2002
Free cash flow
Operating cash flow	28.6	39.6	68.2	76.9
Add back cash cost of operating exceptional items	8.2	2.7	10.9	7.7
Interest and other	(19.0)	(4.1)	(23.1)	(10.5)
Add back cash cost of exceptional interest expense	13.7	—	13.7	—
Taxation	(2.3)	11.2	8.9	(4.2)
Capital expenditure	(6.3)	(9.5)	(15.8)	(25.8)

Free cash flow before the cash cost of exceptional items	22.9	39.9	62.8	44.1

Spirent continued to generate cash in all its operating groups during 2003. Operating cash flow of £68.2 million was 11 per cent down on the previous year of £76.9 million. Cash flow before acquisitions, disposals, equity dividends and financing, or free cash flow, before the cash cost of exceptional items, was higher at £62.8 million compared with £44.1 million for 2002. The second half of the year was particularly strong in cash generation terms with £39.9 million of free cash flow before exceptional items being generated.

Net interest payments of £9.5 million, excluding the exceptional interest expense, were lower by £1.3 million compared to the previous year due to lower levels of debt.

We received tax refunds net of tax charges of £8.9 million in 2003 compared with a net tax payment of £4.2 million in 2002. Most of these refunds fell into the second half of the year and were due to the carry back of prior year tax losses in the United States.

We have substantially reduced our capital expenditure over the last two financial years and in 2003 spent a net £15.8 million compared with £25.8 million in 2002. This rate of capital spending is well below the depreciation charge of £29.3 million. We are planning to increase the rate of capital spending in 2004 to some £30.0 million largely in respect of renewing and increasing capacity in the Network Products group.

Disposals and Acquisitions

As previously reported, we realised £58.8 million in net proceeds from the sale of WAGO in April 2003 and £3.2 million from the sale of AIS in June 2003.

We did not make any acquisitions in 2003. In August 2002 we completed the acquisition of Caw Networks, Inc. (Caw) for an initial cash consideration of $49 million with a provision for deferred consideration of up to $60 million dependent on certain technical and financial milestones being met. Caw has achieved a certain level of the earn-out targets. The Company has elected to satisfy the deferred consideration due through the issue of new Spirent shares and has provided for a liability of £2.7 million in respect of this.

Pension Fund

The valuation of the defined benefit UK pension plans at 1 April 2003 showed a funding deficit of £50.7 million. In order to comply with the minimum funding requirements Spirent will make annual pension contributions of £3.5 million commencing on 1 July 2004 and has increased the rate of employer pension contribution from 13.4 per cent to 16.0 per cent of pay with effect from 1 January 2004.

As previously discussed we have implemented in full FRS 17 ‘Retirement Benefits’. The funding position at 31 December 2003 under FRS 17 has improved as a result of the performance of equity markets since the valuation date and the deficit has reduced to £43.4 million.

Spirent has a contractual liability, as disclosed in our annual reports, to pay Nicholas Brookes an unfunded unapproved retirement benefit (UURB) as agreed when he joined the Company in 1995. At 31 December 2003 the provision in respect of this UURB stood at £4.5 million. Conditionally upon him remaining in employment until 30 June 2004, Nicholas Brookes and the Company have agreed that he will commute all of his pension entitlement under the UURB in exchange for a lump sum payment of £3.7 million in cash, payable to him on 1 July 2004.

Summary

As stated last year, it was our intention during 2003 to focus on the organic development of the business and cash generation in order to reduce our net debt, which we have been successful in achieving. These will continue to be our key operational and financial objectives for 2004.

Consolidated Profit and Loss Account

£ million	Notes	Year to 31 December
		2003	2003	2003		2002
		Before exceptional items	Exceptional items	Total		restated Total
Turnover: Group and share of joint venture		488.6	—	488.6		634.5
Less: share of joint venture’s turnover		(22.4)	—	(22.4)		(75.6)

Turnover	1,2	466.2	—	466.2		558.9

Operating profit/(loss)	1,2	26.3	(7.5)	18.8		(970.6)
Operating exceptional items
Goodwill impairment		—	—	—		923.3
Other		—	7.5	7.5		41.6
Goodwill amortisation		9.7	—	9.7		56.1
Operating profit before goodwill amortisation and exceptional items	1,2	36.0	—	36.0		50.4
Income from interests in:
Joint ventures		2.7	—	2.7		7.4
Associates less goodwill amortisation		2.1	—	2.1		0.8

Operating profit/(loss) of the Group, joint ventures and associates		31.1	(7.5)	23.6		(962.4)
Non-operating exceptional items
Profit/(loss) on disposal and closure of operations		—	3.6	3.6		(48.4)

Profit/(loss) before interest		31.1	(3.9)	27.2		(1,010.8)
Net interest payable		(9.3)	(16.1)	(25.4)		(12.3)
Other finance expense		(1.5)	—	(1.5)		(0.3)

Profit/(loss) before taxation		20.3	(20.0)	0.3		(1,023.4)
Taxation		(2.3)	1.7	(0.6)		(26.9)

Loss after taxation		18.0	(18.3)	(0.3)		(1,050.3)

Minority shareholders’ interest				(0.2)		(0.4)

Loss attributable to shareholders				(0.5)		(1,050.7)
Dividends				—		(12.5)

Loss for the year				(0.5)		(1,063.2)

Basic and diluted loss per share	3			(0.05	)p	(113.90	)p
Headline earnings per share	3			2.31	p	3.36	p
Net dividend per share
Interim and total				—		1.35p

Consolidated Statement of Total Recognised Gains and Losses

£ million	Year to 31 December
	2003	2002 restated
Loss attributable to shareholders	(0.5)	(1,050.7)
Gain on lapsed options	1.2	5.2
Exchange adjustment on subsidiaries, joint ventures and associates	6.1	(23.0)
Taxation on exchange adjustment	(0.2)	0.1
Reinstatement/(reversal) of deferred tax assets on the pension scheme	12.6	(5.4)
Actuarial gain/(loss) recognised in pension scheme net of tax	0.2	(23.6)

Total recognised gains and losses	19.4	(1,097.4)
Prior year adjustment —UITF 38	(32.2)	—
—FRS 17	(41.9)	—

Total recognised gains and losses since last Report and Accounts	(54.7)	(1,097.4)

Consolidated Balance Sheet

£ million	At 31 December
		2003		2002 restated
Fixed assets
Intangible assets		101.6		113.6
Tangible assets		90.2		110.0
Investments
Investment in joint venture
Share of gross assets	0.3		72.9
Share of gross liabilities	—		(22.8)

	0.3		50.1
Investment in associates	14.6		13.3

		14.9		63.4

Total fixed assets		206.7		287.0
Current assets
Stocks	55.0		61.5
Debtors	86.9		97.3
Investments	—		0.1
Cash at bank and in hand	37.6		83.5

	179.5		242.4

Current liabilities
Creditors due within one year	(111.3)		(107.5)
Loans and overdrafts	(1.8)		(1.8)

	(113.1)		(109.3)

Net current assets		66.4		133.1

Assets less current liabilities		273.1		420.1
Long term liabilities
Creditors due after more than one year		(95.6)		(248.3)
Provision for liabilities and charges
Deferred taxation	(2.3)		(2.4)
Other provisions	(17.9)		(26.0)

		(20.2)		(28.4)

Assets less liabilities (excluding pension liability)		157.3		143.4
Pension liability		(35.2)		(46.2)

Assets less liabilities (including pension liability)		122.1		97.2

Shareholders’ funds—equity		119.9		95.1
Minority shareholders’ interest—equity		2.2		2.1

Total equity		122.1		97.2

Consolidated Cash Flow Statement

£ million	Notes	Year to 31 December
		2003	2002
Net cash inflow from operating activities	4	68.2	76.9
Dividends received from joint venture		—	0.2
Dividends received from associates		0.1	0.1
Returns on investments and servicing of finance		(23.2)	(10.8)
Taxation		8.9	(4.2)
Capital expenditure and financial investment		(15.8)	(25.8)

Cash inflow before acquisitions, disposals, equity dividends and financing		38.2	36.4
Acquisitions and disposals		60.4	6.4
Equity dividends paid		—	(40.2)
Management of liquid resources		0.1	0.2
Financing		(143.6)	53.8

Net cash (outflow)/inflow		(44.9)	56.6

Reconciliation of Net Cash Flow to Movement in Net Debt

£ million	Year to 31 December
	2003	2002
Net cash (outflow)/inflow	(44.9)	56.6
Cash outflow/(inflow) arising from the change in debt and lease financing	144.3	(51.4)
Cash inflow arising from the change in liquid resources	(0.1)	(0.2)

Movement arising from cash flows	99.3	5.0
Debt issue costs	(0.8)	—
Loans and finance leases acquired with subsidiary	—	(0.2)
New finance leases	(0.3)	(0.2)
Exchange adjustment	6.1	12.7

Movement in net debt	104.3	17.3
Net debt at 1 January	(161.8)	(179.1)

Net debt at 31 December	(57.5)	(161.8)

Notes

1. Segmental Analysis

£ million	Year to 31 December
	2003	%	2002	%
			restated
Turnover
Performance Analysis	148.7	32	184.0	33
Service Assurance	91.7	20	131.4	23

Communications	240.4	52	315.4	56
Network Products	174.4	37	164.7	30
Systems	51.4	11	78.8	14

	466.2	100	558.9	100

Operating profit/(loss)
Operating profit before goodwill amortisation and exceptional items
Performance Analysis	4.4	12	10.0	20
Service Assurance	9.4	26	20.8	41

Communications	13.8	38	30.8	61
Network Products	16.7	47	15.0	30
Systems	5.5	15	4.6	9

	36.0	100	50.4	100

Operating exceptional items—goodwill impairment
Performance Analysis	—		(330.7)
Service Assurance	—		(530.4)

Communications	—		(861.1)
Network Products	—		(21.7)
Systems	—		(40.5)

	—		(923.3)

Operating exceptional items—other
Performance Analysis	(5.1)		(28.3)
Service Assurance	(0.1)		(8.6)

Communications	(5.2)		(36.9)
Network Products	—		(3.3)
Systems	—		(1.4)
Non-segmental	(2.3)		—

	(7.5)		(41.6)

Goodwill amortisation
Performance Analysis	(3.9)		(20.8)
Service Assurance	(5.5)		(33.5)

Communications	(9.4)		(54.3)
Network Products	(0.3)		(1.5)
Systems	—		(0.3)

	(9.7)		(56.1)

Operating profit/(loss)	18.8		(970.6)

2. Geographical Analysis

£ million	Year to 31 December
	2003	%	2002 restated	%
Turnover by market
Europe	149.6	32	149.4	27
North America	229.3	49	322.4	57
Asia Pacific, Rest of Americas, Africa	87.3	19	87.1	16

	466.2	100	558.9	100

Turnover by source
Europe	168.2	36	157.7	28
North America	262.1	56	368.9	66
Asia Pacific, Rest of Americas, Africa	35.9	8	32.3	6

	466.2	100	558.9	100

Operating profit/(loss) by source

Operating profit before goodwill amortisation and exceptional items
Europe	21.7	60	19.3	38
North America	13.0	36	30.2	60
Asia Pacific, Rest of Americas, Africa	1.3	4	0.9	2

	36.0	100	50.4	100

Operating exceptional items—goodwill impairment
Europe	—		(19.5)
North America	—		(901.8)
Asia Pacific, Rest of Americas, Africa	—		(2.0)

	—		(923.3)

Operating exceptional items—other
Europe	(2.3)		(3.6)
North America	(5.2)		(37.3)
Asia Pacific, Rest of Americas, Africa	—		(0.7)

	(7.5)		(41.6)

Goodwill amortisation
Europe	(1.5)		(1.6)
North America	(8.2)		(54.4)
Asia Pacific, Rest of Americas, Africa	—		(0.1)

	(9.7)		(56.1)

Operating profit/(loss)	18.8		(970.6)

3. (Loss)/Earnings per Share

£ million	Year to 31 December
	2003	2002 restated
Basic loss attributable to shareholders	(0.5)	(1,050.7)

Operating exceptional items
Goodwill impairment	—	923.3
Other	7.5	41.6
Goodwill amortisation	9.7	56.1
(Profit)/loss on disposal of operations	(3.6)	48.4
Exceptional interest charge	16.1	—
Prior year tax credit	(6.0)	(6.2)
Reversal of deferred tax assets	—	19.0
Attributable taxation on exceptional items	(1.7)	(3.5)
Attributable taxation on the disposal of operations	—	3.0

Headline earnings attributable to shareholders	21.5	31.0

Weighted average number of Ordinary shares in issue—basic, headline and diluted (million)	929.3	922.5

4. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

£ million	Year to 31 December
	2003	2002
		restated
Operating profit/(loss)	18.8	(970.6)
Depreciation	29.3	33.6
(Profit)/loss on disposal of tangible fixed assets	(0.1)	4.1
Goodwill impairment	—	923.3
Goodwill amortisation	9.7	56.1
Stock compensation expense	0.6	0.5
Deferred income received/(released)	0.2	(4.8)
Decrease in debtors	3.8	2.9
Decrease in stocks	3.1	15.2
Increase/(decrease) in creditors	5.7	(1.7)
Non-cash movement in pension fund liability	0.8	(0.1)
(Decrease)/increase in provisions	(3.7)	18.4

Net cash inflow from operating activities	68.2	76.9

The above financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The comparative financial information is based on the statutory accounts for the financial year to 31 December 2002 as restated to reflect the implementation of Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’ and Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for ESOP Trusts’. Those accounts, upon which the auditors issued an unqualified opinion modified to include a reference to going concern, have been delivered to the Registrar of Companies.

The statutory accounts for the year to 31 December 2003, which include an unqualified audit report, will be circulated to shareholders on 26 March 2004.

The Annual General Meeting will be held on 11 May 2004.